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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-1(a)

Celltech Group plc (Name of Issuer)
Ordinary Shares American Depositary Shares (Title of Class of Securities)
Ordinary Shares (GB0001822765) American Depositary Shares (US1511581027) (CUSIP Number)
Jettie Van Caenegem UCB S.A. 60 Allee de la Recherche, 1070 Brussels Tel: 011 322 559 9516 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 14, 2004 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☐

CUSIP No.	GB0001822765 US1511581027

1.	Names of Reporting Persons. UCB S.A. I.R.S. Identification Nos. of persons (entities only) Not applicable.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, BK

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Kingdom of Belgium

Number of Shares		7.	Sole Voting Power 49,184,894 ordinary shares, nominal value 50 pence per share
Beneficially
Owned by Each		8.	Shared Voting Power
Reporting
Person With		9.	Sole Dispositive Power 49,184,894 ordinary shares, nominal value 50 pence per share

		10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,184,894 ordinary shares, nominal value 50 pence per share

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instruction)
☐

13.	Percent of Class Represented by Amount in Row (11) 17.67% of issued and outstanding ordinary shares, nominal value 50 pence per share

14.	Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer

        This Schedule 13D relates to ordinary shares, nominal value 50 pence per share (the "Celltech Shares"), and American Depositary Shares, each representing two Ordinary Shares ("Celltech ADSs"), of Celltech plc, a public limited company organized under the laws of England and Wales ("Celltech"), with its principal executive offices located at 208 Bath Road, Slough, Berkshire SL1 3WE, England, and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934 (the "Exchange Act"). The telephone number of Celltech's principal executive offices is 011 44 1753 777172.

Item 2. Identity and Background

        This report on Schedule 13D is being filed by UCB S.A., a société anonyme organized under the laws of the Kingdom of Belgium ("UCB"). Information required to be disclosed herein with respect to UCB, its directors and executive officers is set forth in the Offer Document dated May 19, 2004 (the "Offer Document") of UCB in Part II, paragraph 8—"Information on the UCB Group and UCB current trading" and Appendix V—"Additional Information" of the Offer Document filed as exhibit 99.1 hereto and is incorporated herein by reference. Information required by this Item 2 with respect to UCB's principal and permanent shareholders, Financière d'Obourg, a société anonyme organized under the laws of the Kingdom of Belgium ("Financière d'Obourg"), and Financière de Tubize, a société anonyme organized under the laws of the Kingdom of Belgium ("Financière de Tubize"), is contained in Appendix V—"Additional Information" of the Offer Document and is incorporated herein by reference.

        During the past five years, neither UCB nor, to the best knowledge of UCB, any of the directors or executive officers listed in paragraph 2(a) of Appendix V—"Additional Information" of the Offer Document, Financière d'Obourg or Financière de Tubize (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Item 3. Source and Amount of Funds or Other Consideration

        UCB funded the purchases of Celltech Shares (the "Purchase Shares") described in (i) Items 5(c)(1)—(5) below using its existing working capital and (ii) Items 5(c)(6)—7 below using funds obtained pursuant to loans under (a) the umbrella agreement dated May 17, 2004 attaching a credit facility letter, revolving credit bridge facility agreement, general lending conditions and general terms and conditions between UCB and Fortis Bank S.A./N.V. ("Fortis") under which Fortis made available to UCB a facility of £800,000,000 (the "Fortis Acquisition Facility") and (b) the umbrella agreement dated May 17, 2004 attaching a credit contract, credit conditions, and general conditions between UCB and KBC Bank N.V. ("KBC") under which KBC made available to UCB a facility of £800,000,000 (subject to a maximum limit of Euro 1,400,000,000) (the "KBC Acquisition Facility").

        The descriptions of the Fortis Acquisition Facility and the KBC Acquisition Facility are set out in paragraph 7 of Appendix V—"Additional Information" of the Offer Document and are incorporated herein by reference.

        Copies of the Fortis Acquisition Facility and the KBC Acquisition Facility are attached to this Schedule 13D as exhibits 99.4 and 99.5, respectively.

Item 4. Purpose of Transaction

        The Purchase Shares were acquired in connection with the recommended third-party cash tender offer (the "Offer") by UCB to acquire all of the issued and to be issued Celltech Shares and Celltech

ADSs (collectively, the "Celltech Securities") as set forth in the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "SEC") on May 19, 2004, as amended (the "Schedule TO"), the Offer Document and the accompanying acceptance forms.

        The Purchase Shares were acquired in accordance with UK law (including the City Code on Takeovers and Mergers (the "City Code") and the rules of the London Stock Exchange plc (the "London Stock Exchange")) and normal UK market practice and pursuant to exemptive relief from Rule 14e-5 under the Exchange Act. Information related to the acquisitions of Purchase Shares has been disclosed in the United States through public announcements and amendments to the Schedule TO the extent that such information has been made public in the United Kingdom pursuant to the City Code.

        If UCB receives acceptances under the Offer in respect of, and/or otherwise acquires, 90% or more of the Celltech Shares to which the Offer relates and the Offer becomes or is declared unconditional in all respects, UCB intends to exercise its rights pursuant to the provisions of sections 428 to 430F (inclusive) of the Companies Act 1985 of Great Britain (the "Companies Act") to acquire compulsorily the remaining Celltech Shares (including the Celltech Shares represented by Celltech ADSs) to which the Offer relates.

        After the Offer becomes or is declared unconditional in all respects, UCB intends to procure the making of an application by Celltech to the U.K. Listing Authority (the "UKLA") for the cancellation of the listing of the Celltech Shares on the Official List of the UKLA and to the London Stock Exchange for the cancellation of the admission to trading of the Celltech Shares on its market for listed securities. It is anticipated that cancellation of listing and trading will take effect no earlier than 20 business days after the Offer becomes or is declared unconditional in all respects. UCB also intends to procure that Celltech applies for delisting of the Celltech ADSs from the New York Stock Exchange. Such delistings would significantly reduce the liquidity and marketability of any Celltech Securities not tendered into the Offer. UCB may also request that Celltech terminate the existing deposit agreement through which the ADS program is operated.

        It is also proposed that, following the Offer becoming or being declared unconditional in all respects and after the Celltech Shares are delisted, Celltech will be re-registered as a private company under the relevant provisions of the Companies Act.

        The disclosure set forth in "Frequently Asked Questions", Part II—"Letter from Lazard" and Part V—"Additional Information" of the Offer Document is incorporated herein by reference.

        Except as set forth in this Item 4, UCB has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)	UCB beneficially owns an aggregate of 49,184,894 Celltech Shares, representing approximately 17.67% of the entire issued share capital of Celltech.
(b)	UCB has sole power to vote or to direct the vote and dispose or direct the disposition of the Celltech Shares referred to in Items 7 and 9 of the cover page of this Schedule 13D.
(c)	(1)	On June 4, 2004, 26,758,280 Celltech Shares were purchased by or on behalf of UCB at a price of 548 pence per share in market purchases on the London Stock Exchange.
	(2)	On June 7, 2004, 3,590,643 Celltech Shares were purchased by or on behalf of UCB at a price of 548 pence per share in market purchases on the London Stock Exchange.
	(3)	On June 8, 2004, 12,961,565 Celltech Shares were purchased by or on behalf of UCB at a price of 548 pence per share in market purchases on the London Stock Exchange.

	(4)	On June 9, 2004, 2,703,656 Celltech Shares were purchased by or on behalf of UCB at a price of 548 pence per share in market purchases on the London Stock Exchange.
	(5)	On June 10, 2004, 1,115,750 Celltech Shares were purchased by or on behalf of UCB at a price of 548 pence per share in market purchases on the London Stock Exchange.
	(6)	On June 11, 2004, 1,055,000 Celltech Shares were purchased by or on behalf of UCB at a price of 548 pence per share in market purchases on the London Stock Exchange.
	(7)	On June 14, 2004, 1,000,000 Celltech Shares were purchased by or on behalf of UCB at a price of 548 pence per share in market purchases on the London Stock Exchange.
(d)	Not applicable.
(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Memorandum of Understanding between UCB and Celltech

        On May 13, 2004, a memorandum of understanding (the "Memorandum of Understanding") was executed by UCB and Celltech, memorializing the intention of the parties to launch the Offer on the terms and subject to the conditions set out in the Offer Document and the accompanying acceptance forms. The Memorandum of Understanding is included as exhibit 99.2 to this Schedule 13D and is incorporated herein by reference.

Offer Document

        The Offer Document, which contains the terms and conditions of the Offer, is included as exhibit 99.1 to this Schedule 13D and is incorporated herein by reference.

Inducement Agreement between UCB and Celltech

        On May 17, 2004, Celltech and UCB entered into an agreement (the "Inducement Agreement") under which Celltech has agreed to pay to UCB a sum of £15.25 million (being approximately one percent of the value of the Offer) in the event that (a) the Celltech Directors withdraw their unanimous recommendation of the Offer or recommend an alternative transaction, resulting in any person other than UCB (or any person acting in concert (as defined in the City Code) with UCB) acquiring control of Celltech (as defined in the City Code) or a substantial part of the business of Celltech; or (b) before the Offer lapses or is withdrawn without becoming or being declared wholly unconditional, any person (other than UCB or a person acting in concert (as defined in the City Code) with UCB) announces an intention to make a competing offer however effected, to acquire the entire issued share capital of Celltech (other than Celltech Shares owned by such third party or persons acting in concert with it) and, at any time, the competing offer becomes or is declared wholly unconditional. The Inducement Agreement is included as exhibit 99.3 to this Schedule 13D and is incorporated herein by reference.

Irrevocable undertakings of Celltech directors

        Effective May 19, 2004, UCB received irrevocable undertakings to accept (or procure the acceptance of) the Offer and tender their respective Celltech Shares into the Offer from Celltech directors and certain members of their immediate families in respect of, in aggregate, 493,029 Celltech Shares, representing all of the Celltech Shares beneficially owned and controlled by them and representing approximately 0.18 percent of the existing issued share capital of Celltech. UCB intends to acquire such Celltech Shares pursuant to the Offer at such time the Offer is declared wholly-

unconditional. Such undertakings cease to be binding only if the Offer lapses or is withdrawn. The irrevocable undertakings for the Celltech directors and certain members of their immediate families are included as exhibits 99.6 through 99.16 to this Schedule 13D and are incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1	Offer Document dated May 19, 2004, relating to the cash offer by UCB for all of the issued and to be issued ordinary shares and all of the American Depositary Shares evidencing Ordinary Shares
Exhibit 99.2	Memorandum of Understanding dated May 13, 2004, between UCB and Celltech
Exhibit 99.3	Inducement Agreement dated May 17, 2004, between UCB and Celltech
Exhibit 99.4
Umbrella Agreement attaching a Credit Facility Letter, Credit Agreement, General Lending Conditions and General Terms and Conditions, dated as of May 17, 2004, between Fortis Bank S.A./N.V. and UCB S.A.
Exhibit 99.5	Umbrella Agreement attaching a Credit Contract, Credit Conditions and General Conditions, dated as of May 17, 2004, between KBC Bank N.V. and UCB S.A.
Exhibit 99.6	Irrevocable undertaking by Mr. Goran Ando
Exhibit 99.7	Irrevocable undertaking by Mr. Mick Newmarch
Exhibit 99.8	Irrevocable undertaking by Ms. Ingelise Saunders
Exhibit 99.9	Irrevocable undertaking by Dr. Melanie Lee
Exhibit 99.10	Irrevocable undertaking by Dr. Peter Fellner
Exhibit 99.11	Irrevocable undertaking by Dr. Peter Read
Exhibit 99.12	Irrevocable undertaking by Mr. Marvin Jaffe
Exhibit 99.13	Irrevocable undertaking by Mr. Peter Allen
Exhibit 99.14	Irrevocable undertaking by Dr. Peter Fellner and Mrs. Jennifer Fellner
Exhibit 99.15	Irrevocable undertaking by Mrs. Jennifer Fellner
Exhibit 99.16	Irrevocable undertaking by Ms. Norma Read

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Georges Jacobs

	Name:	Baron Georges Jacobs
	Title:	Executive Director
	Date:	June 14, 2004

EXHIBIT INDEX

Exhibit 99.1	Offer Document dated May 19, 2004, relating to the cash offer by UCB for all of the issued and to be issued ordinary shares and all of the American Depositary Shares evidencing Ordinary Shares
Exhibit 99.2	Memorandum of Understanding dated May 13, 2004, between UCB and Celltech
Exhibit 99.3	Inducement Agreement dated May 17, 2004, between UCB and Celltech
Exhibit 99.4
Umbrella Agreement attaching a Credit Facility Letter, Credit Agreement, General Lending Conditions and General Terms and Conditions, dated as of May 17, 2004, between Fortis Bank S.A./N.V. and UCB S.A.
Exhibit 99.5	Umbrella Agreement attaching a Credit Contract, Credit Conditions and General Conditions, dated as of May 17, 2004, between KBC Bank N.V. and UCB S.A.
Exhibit 99.6	Irrevocable undertaking by Mr. Goran Ando
Exhibit 99.7	Irrevocable undertaking by Mr. Mick Newmarch
Exhibit 99.8	Irrevocable undertaking by Ms. Ingelise Saunders
Exhibit 99.9	Irrevocable undertaking by Dr. Melanie Lee
Exhibit 99.10	Irrevocable undertaking by Dr. Peter Fellner
Exhibit 99.11	Irrevocable undertaking by Dr. Peter Read
Exhibit 99.12	Irrevocable undertaking by Mr. Marvin Jaffe
Exhibit 99.13	Irrevocable undertaking by Mr. Peter Allen
Exhibit 99.14	Irrevocable undertaking by Dr. Peter Fellner and Mrs. Jennifer Fellner
Exhibit 99.15	Irrevocable undertaking by Mrs. Jennifer Fellner
Exhibit 99.16	Irrevocable undertaking by Ms. Norma Read

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  Item 1. Security and Issuer
  Item 2. Identity and Background
  Item 3. Source and Amount of Funds or Other Consideration
  Item 4. Purpose of Transaction
  Item 5. Interest in Securities of the Issuer
  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.
SIGNATURE
EXHIBIT INDEX